Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-106200
and 333-106200-01

PROSPECTUS

$400,000,000

PPL Energy Supply, LLC

2 5/8% Convertible Senior Notes due 2023

Fully and Unconditionally Guaranteed by
and Convertible into Common Stock of
PPL Corporation

          PPL Energy Supply, LLC issued the notes in a private placement in May 2003. Selling securityholders identified in this prospectus may use this prospectus to resell from time to time up to $400,000,000 of notes and the shares of common stock of PPL Corporation issuable upon conversion of the notes.

      PPL Energy Supply, LLC and PPL Corporation will not receive any proceeds from the sales of the notes or the shares of PPL Corporation common stock issuable upon conversion of the notes by any of the selling securityholders. The notes and the shares of PPL Corporation common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

      The notes bear interest at a rate of 2 5/8% per year and will mature on May 15, 2023. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2003.

      Holders may convert the notes into shares of PPL Corporation common stock at a conversion rate of 20.1106 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on May 15, 2023 only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2003, if the closing sale price of PPL Corporation common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if the credit ratings assigned to the notes decline below the levels specified in this prospectus; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain specified corporate events described in this prospectus.

      Beginning May 20, 2008, we may redeem any of the notes at 100% of their principal amount, plus accrued and unpaid interest. Holders may require us to purchase the notes at 100% of their principal amount, plus accrued and unpaid interest, on May 15, 2008, May 15, 2013 and May 15, 2018.

      The notes are our senior unsecured debt and rank equally in right of payment with all of PPL Energy Supply’s other senior unsecured indebtedness. The notes are fully and unconditionally guaranteed on a senior unsecured basis by PPL Corporation, the indirect parent company of PPL Energy Supply. PPL Corporation’s guarantee ranks equally in right of payment with its other unsecured and unsubordinated indebtedness and guarantees.

      The notes are not listed on any securities exchange. The common stock is listed on the New York Stock Exchange under the symbol “PPL.” On July 15, 2003, the last reported sale price of the common stock on the New York Stock Exchange was $41.20 per share.

       Investing in the notes involves risks. See “Risk Factors” beginning on page 9.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 16, 2003

      As used in this prospectus, the terms “company,” “we,” “our,” “ours” and “us” may, depending on the context, refer to PPL Energy Supply, PPL Corporation, to one or more of PPL Corporation’s consolidated subsidiaries or to all of them taken as a whole.

      You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. PPL Energy Supply and PPL Corporation have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any note offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus.

      This prospectus has been prepared based on information provided by us and other sources we believe to be reliable. We do not represent that information provided by other sources is accurate or complete. In making an investment decision, prospective investors must rely on their own examinations of PPL Energy Supply and PPL Corporation, and the terms of the offering, including the merits and risks involved.

i

FORWARD-LOOKING INFORMATION

      Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, subsidiary performance, growth, new technology, project development, energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” sections in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	weather variations affecting customer energy usage;

•	competition in retail and wholesale power markets;

•	effect of any business or industry restructuring;

•	profitability and liquidity of PPL Energy Supply, PPL Corporation and our subsidiaries;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation of existing facilities and operating costs of PPL Energy Supply, PPL Corporation and our subsidiaries;

•	environmental conditions and requirements;

•	transmission and distribution system conditions and operating costs;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	political, regulatory or economic conditions in states, regions or countries where PPL Energy Supply, PPL Corporation or our subsidiaries conduct business;

•	receipt and renewals of necessary governmental permits and approvals;

•	impact of state or federal investigations applicable to us or our industry;

•	outcome of litigation against us;

•	capital markets conditions and decisions regarding capital structure;

•	stock price performance of PPL Corporation;

•	market prices of equity securities and resultant cash funding requirements for defined benefit pension plans;

•	securities and credit ratings of PPL Energy Supply, PPL Corporation and our subsidiaries;

•	state and federal regulatory developments;

•	foreign exchange rates;

•	new state or federal legislation;

•	national or regional economic conditions, including any potential effects arising from the September 11, 2001 terrorist attacks in the United States, the situation in Iraq and any consequential hostilities or other hostilities; and

•	commitments and liabilities of PPL Energy Supply, PPL Corporation and our subsidiaries.

ii

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents of PPL Energy Supply, PPL Corporation and our subsidiaries that are on file with the SEC.

      New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.

      We caution you that any one of these factors or other factors described under the heading “Risk Factors” in this prospectus, or a combination of these factors, could materially affect our future results of operations and whether our forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results and future performance may differ materially from those suggested in our forward-looking statements. When considering these forward-looking statements, you should keep in mind the factors described under the heading “Risk Factors” in this prospectus and other cautionary statements in this prospectus and the documents we have incorporated by reference.

iii

SUMMARY

      This summary contains basic information about us and the securities. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus before making an investment decision.

PPL CORPORATION

Overview

      PPL Corporation is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western United States and in the delivery of electricity in Pennsylvania, the United Kingdom and Latin America. As of December 31, 2002, we owned or controlled 11,488 megawatts, or MW, of low-cost and diverse power generation capacity. We are also developing or constructing 690 MW of new electric generation capacity in Pennsylvania (the 690 MW includes our 45 MW share of an upgrade to Unit 2 at our Susquehanna nuclear facility in Pennsylvania completed in April 2003). Additionally, we provide energy-related services to businesses primarily in the mid-Atlantic and northeastern United States.

      Approximately 6,500 MW of our total generation capacity is currently committed to meeting the obligation of our Pennsylvania delivery company to provide electricity through the year 2009 under fixed-price tariffs pursuant to Pennsylvania’s Customer Choice Act. We have another 450 MW of generation capacity committed to providing electricity to a delivery company in Montana through June 2007. These two commitments, combined with other contractual sales to other counterparties for terms of various lengths, commits, on average, over 70% of our expected annual output for the period 2003 through 2007. These arrangements are consistent with and are an integral part of our overall business strategy, which includes the use of long-term energy supply contracts to capture profits while reducing our exposure to movements in energy prices.

      We operate through three principal lines of business:

     Energy supply

      We are a leading supplier of competitively priced energy in the United States through our subsidiaries, PPL Generation and PPL EnergyPlus, and acquire and develop U.S. generation projects through our PPL Global subsidiary. These entities are direct, wholly-owned subsidiaries of PPL Energy Supply.

•	PPL Generation owns or controls a portfolio of domestic power generation assets, with a total capacity of 11,488 MW as of December 31, 2002. These power plants are located in Pennsylvania (8,534 MW), Montana (1,157 MW), Arizona (750 MW), Illinois (540 MW), Connecticut (252 MW), New York (159 MW) and Maine (96 MW) and use well-diversified fuel sources including coal, nuclear, natural gas, oil and hydro. In April 2003, we completed an upgrade to Unit 2 at our Susquehanna nuclear facility in Pennsylvania, which added up to an additional 45 MW to our portfolio.

•	PPL EnergyPlus markets electricity produced by PPL Generation, along with purchased power and natural gas, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

•	PPL Global (domestic operations) acquires and develops U.S. generation projects that are, in turn, operated by PPL Generation as part of its portfolio of generation assets.

          Energy delivery

      We provide energy delivery services in the mid-Atlantic regions of the United States through our subsidiaries, PPL Electric Utilities and PPL Gas Utilities, and in the United Kingdom and Latin America through our PPL Global subsidiary.

•	PPL Electric Utilities is a regulated public utility company, incorporated in 1920, providing electricity delivery services to approximately 1.3 million customers in eastern and central Pennsylvania.

•	PPL Gas Utilities is a regulated public utility providing gas delivery services to approximately 103,000 customers in Pennsylvania and Maryland.

          International operations

      We acquire and hold international energy projects that are primarily focused on the distribution of electricity through our PPL Global subsidiary.

•	PPL Global (international operations) currently owns and operates energy delivery businesses serving approximately 3.5 million customers in the United Kingdom and Latin America. In September 2002, PPL Global acquired a controlling interest in, and consequently gained 100% ownership of, Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.5 million end-users. WPD delivered 28,074 million kWh of electricity in 2002.

      Our significant operating subsidiaries are depicted below:

PPL ENERGY SUPPLY, LLC

      PPL Energy Supply, a wholly-owned subsidiary of PPL Corporation, is a Delaware limited liability company that serves as the holding company for PPL Corporation’s competitive businesses. These operating subsidiaries include PPL Generation, PPL EnergyPlus and PPL Global, whose operations are described above.

Strategy of PPL Corporation and its subsidiaries

          A key objective of our strategy is to be a leading, asset-based provider of retail and wholesale energy and energy-related products and services. We plan to achieve this objective by generating and selling competitively priced electricity primarily in the northeastern and western United States markets using a disciplined approach to growth while minimizing exposure to commodity price and supply risk by matching our generation capacity to long-term contracts with creditworthy counterparties. Another key objective of our strategy is to own and operate high-quality energy delivery businesses in selected regions around the world. Our strategy is reinforced by our ongoing commitment to operating excellence and customer satisfaction in the generation and delivery of electricity. We believe that the successful achievement of these objectives will provide strong returns to our shareowners while reducing our risk exposure to adverse movements in energy prices.

          The key elements of our strategy are as follows:

     Operate a diverse and low-cost portfolio of generation assets

          We seek to operate an efficient and low-cost portfolio of generation assets that is diversified as to geography, fuel source, cost structure and operating characteristics. Our current generation facilities, together with our generation projects under development, provide us with a geographically diverse presence in the northeastern and western United States, helping to mitigate the risks resulting from regional price differences. Our current portfolio of generation assets is also well diversified by fuel type, with 39% coal, 34% natural gas/oil, 18% nuclear, 7% hydro and 2% qualifying facilities as of December 31, 2002. Our coal-fired capacity is located in the eastern and western United States and benefits from our low fuel transportation costs due to the proximity of our plants to coal fields, our extensive experience in acquiring coal at competitive prices and our highly-efficient coal-fired plant technology. With respect to cost structure and operating characteristics, our current generation portfolio is weighted towards base-load and/or low variable cost generation units which help reduce the variability of our revenues. Our primary remaining development project involves a combined-cycle generation unit.

     Pursue stable cash flows and earnings through long-term contracts

          We have in place and intend to continue to pursue long-term contracts and other means to mitigate the risk associated with adverse changes in the difference, or margin, between the cost to produce electricity and the price at which we sell it. These contracts can take a number of forms and include the use of fixed-price fuel supply contracts and contracts under which we agree to provide electricity and generation capacity to third parties for extended periods at contracted prices for a large portion of our generation capacity. Currently, we have approximately 6,500 MW of our total generation capacity committed to our Pennsylvania delivery company through 2009, 450 MW committed to a delivery company in Montana through June 2007. These two commitments, combined with other contractual sales to other counterparties for terms of various lengths, commits, on average, over 70% of our expected annual output for the period 2003 through 2007. We believe that our use of long-term contracts will provide stability to our cash flows and earnings.

     Maintain a disciplined, asset-based approach to marketing and trading opportunities

      We use our expertise in energy marketing and trading to optimize the financial performance of our generation assets and minimize our exposure to commodity price volatility. Given our asset-based strategy, we seek to execute contractual commitments for energy sales that do not exceed our ability to produce the energy required. We believe that our ability to market and trade around our physical portfolio of generation assets through our integrated generation, marketing and trading functions will provide us with opportunities to grow our cash flows and earnings. We also utilize our extensive market knowledge to capture regional arbitrage opportunities and maximize the value of our generation capacity. In pursuing these opportunities, we limit our financial exposure by following a comprehensive risk management program. In addition, we seek to capture a diverse stream of revenues and avoid over-reliance on any one market or type of customer.

     Continue to pursue a disciplined approach to adding generation facilities in key markets

      As of December 31, 2002, we owned or controlled 11,488 MW of generation capacity in Pennsylvania, Montana, Arizona, Illinois, Connecticut, New York and Maine. In addition, we are developing or constructing an additional 690 MW of new power projects in Pennsylvania which we expect to complete in 2004 (the 690 MW includes our 45 MW share of an upgrade to Unit 2 at our Susquehanna nuclear facility in Pennsylvania completed in April 2003). Our current development program will be complete upon the commercial operation of these facilities. We will continue to evaluate opportunities to acquire operating generation facilities in key markets using a disciplined strategy that balances growth in generation capacity with growth in retail load or the use of long-term contracts. We believe that the northeastern and western regions of the United States are particularly attractive markets because of favorable supply and demand dynamics for power in these regions and our understanding of these markets.

     Operate our transmission and distribution businesses to high standards of customer service and reliability

      We have over 80 years of experience in operating and managing rate-regulated electric transmission and distribution businesses and we use this experience to seek to achieve high standards of customer service and reliability in a cost-effective manner. We believe that by achieving our customer-focused objectives, we can also deliver strong returns to our shareowners. We have applied this philosophy both domestically to our Pennsylvania delivery business as well as to our international investments in the United Kingdom and Latin America (Argentina, Bolivia, Chile, El Salvador and Peru) and have won customer service awards in the United States and the United Kingdom.

      The address of our principal executive offices is Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and our telephone number is (610) 774-5151.

The Offering

Issuer	PPL Energy Supply, LLC

Guarantor	PPL Corporation

Securities Offered	PPL Energy Supply, LLC issued $400,000,000 principal amount of 2 5/8% Convertible Senior Notes due 2023 in a private placement in May 2003. The selling securityholders identified in this prospectus may offer from time to time up to $400,000,000 of notes and shares of PPL Corporation common stock issuable upon conversion of the notes.

Issue Price	Each note was issued at a price of $1,000 per note.

Maturity	May 15, 2023, unless earlier converted, redeemed or purchased by us.

Interest	2 5/8% per annum on the principal amount, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning November 15, 2003. The initial interest payment will include accrued interest from May 21, 2003.

Ranking	The notes are senior and unsecured obligations of PPL Energy Supply and rank equally in right of payment with PPL Energy Supply’s other senior and unsecured indebtedness.

Guarantee	All payments on the notes, including principal and interest, and additional amounts, if any, and our conversion obligations under the notes, will be fully, unconditionally and irrevocably guaranteed by PPL Corporation. PPL Corporation’s guarantee ranks equally in right of payment with its other senior unsecured and unsubordinated indebtedness and guarantees.

Conversion	You may convert the notes into shares of PPL Corporation common stock at a conversion rate of 20.1106 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter commencing after June 30, 2003 if the closing sale price of PPL Corporation common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

• during any period that (i) the long-term credit rating assigned to the notes by both Moody’s Investors Services, Inc. and Standard & Poor’s Ratings Services is lower than “Ba2” and “BB,” respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (iii) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than “Ba2” or “BB,” as applicable; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes.”

In lieu of delivery of shares of PPL Corporation common stock upon conversion of the notes, we may elect to pay an amount in cash per note equal to the applicable stock price (as defined herein) multiplied by the conversion rate in effect on the conversion date. See “Description of Notes—Conversion of Notes.”

Sinking Fund	None.

Redemption	We may redeem any of the notes beginning May 20, 2008, by giving you at least 30 days’ notice. We may redeem the notes either in whole or in part at a redemption price of 100% of their principal amount, plus accrued and unpaid interest.

Fundamental Change	If a fundamental change (as described under “Description of Notes—Purchase at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, you may require us to purchase all or part of your notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Purchase at Option of the Holder	You may require us to purchase the notes on May 15, 2008, May 15, 2013 and May 15, 2018 at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest. We may elect to pay all of the purchase price in PPL Corporation common stock instead of cash, subject to certain conditions. See “Description of Notes—Purchase at Option of the Holder.”

Registration Rights	PPL Energy Supply and PPL Corporation have filed with the SEC a shelf registration statement, of which this prospectus is a part, for the resale of the notes and the common stock of PPL Corporation issuable upon conversion of the notes. We have agreed to use our reasonable best efforts to keep the shelf registration statement effective until such time as specified in “Registration Rights.” Additional amounts are payable on the notes and PPL Corporation common stock, as the case may be, during any period in which PPL Energy Supply and PPL Corporation are not in compliance with their obligations as specified in “Registration Rights.”

DTC Eligibility	The notes have been issued only in book-entry form, such that the notes will be represented by one or more permanent global securities registered in the name of The Depository Trust Company (DTC) or its nominee. The global securities have been deposited with the trustee as custodian for DTC.

Certain United States Federal Income Tax Considerations	You will recognize gain or loss upon conversion of your notes into PPL Corporation common stock in an amount equal to the fair market value of the common stock received plus any cash received in lieu of a fractional share and your adjusted tax basis in the note being converted. Prospective investors should carefully review the information regarding tax considerations relevant to an investment in the notes under “Certain United States Federal Income Tax Considerations” and are also urged to consult their own tax advisors prior to investing in the notes.

Trading of the Notes	The notes have not been listed on any securities exchange or included in any automated quotation system. However, the notes issued in the initial placement are eligible for trading on the PORTAL market.

No Prior Market	The notes are new securities for which there is no market. Although the initial purchasers have informed PPL Energy Supply that they intend to make a market in the notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, PPL Energy Supply cannot assure you that a liquid market will develop or be maintained.

Use of Proceeds	We will not receive any of the proceeds from this offering. See “Use of Proceeds.”

New York and Philadelphia Stock Exchange Symbol	The common stock of PPL Corporation is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “PPL.”

For a complete description of the terms of the notes, please refer to “Description of Notes.” For a complete description of PPL Corporation’s common stock, please refer to “Description of PPL Corporation’s Capital Stock.”

PPL Corporation Summary Financial Data

The summary financial data set forth below should be read in conjunction with our financial statements and related notes and other financial and operating data incorporated by reference in this prospectus. The Statement of Income Data, Balance Sheet Data, Basic EPS (loss) and Diluted EPS (loss) for the years ended December 31, 2002, 2001 and 2000 have been derived from the audited consolidated financial statements incorporated by reference in this prospectus, and for the three months ended March 31, 2003 and 2002 have been derived from the unaudited consolidated financial statements incorporated by reference in this prospectus. Some previously reported amounts have been reclassified to conform with the current period presentation.

	Three Months
	Ended			Year Ended
	March 31,			December 31,

	2003		2002	2002	2001	2000

Statement of Income Data— $ millions:
Operating revenues	$1,487		$1,354	$5,429	$5,077	$4,545
Operating income	357		400	1,240	849	1,194
Income before cumulative effect of a change in accounting principle(a)	189		165	425	221	524
Net income (loss)(a)	239		(3)	208	179	498
Balance Sheet Data— $ millions (end of period):
Cash and cash equivalents	397		486	245	933	480
Property, plant and equipment, net	9,699		6,092	9,563	5,947	5,948
Recoverable transition costs	1,875		2,119	1,946	2,172	2,425
Total assets	15,953		12,368	15,547	12,562	12,360
Short-term debt, including current maturities of long-term debt	1,200	(b)	691	1,309	616	1,354
Long-term debt, excluding current maturities	6,195	(b)	4,940	5,901	5,081	4,467
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	661		825	661	825	250
Preferred stock	82		82	82	82	97
Shareowners’ common equity	2,470		1,814	2,224	1,857	2,012
Other Data:
Number of shares outstanding—thousands
Period-end	167,723		147,122	165,736	146,580	145,041
Average	166,506		146,753	152,492	145,974	144,350
Basic EPS (loss)(a)	$1.43		$(0.02)	$1.37	$1.23	$3.45
Diluted EPS (loss)(a)	1.43		(0.02)	1.36	1.22	3.44
Dividends declared per share	0.385		0.36	1.44	1.06	1.06
Sales Data—Millions of Kilowatt-Hours:
Electric energy supplied—retail	11,207		11,146	42,065	43,470	41,493
Electric energy supplied—wholesale	10,047		7,649	37,060	27,683	40,925
Electric energy delivered—retail(c)	18,817		18,358	69,105	41,453	37,642

(a)	On January 1, 2003, we adopted the provisions of SFAS 143, “Accounting for Asset Retirement Obligations.” See Note 13 to our financial statements included in our Form 10-Q for the quarter ended March 31, 2003, which is incorporated herein by reference. On January 1, 2002, we adopted the provisions of SFAS 142, “Goodwill and Other Intangible Assets,” which provides that goodwill no longer be amortized. See Note 18 to our financial statements included in our Form 10-K for the year ended December 31, 2002, which is also incorporated herein by reference.

(b)	Includes the reclassification of $393 million of WPD short-term debt, as described in Note 6 to our financial statements included in our Form 10-Q for the quarter ended March 31, 2003, which is incorporated herein by reference.

(c)	Deliveries for 2002 include the electricity deliveries of WPD for the full year and of Companhia Energética do Maranhão, or CEMAR, prior to deconsolidation in August 2002. See Note 7 to our financial statements included in our Form 10-Q for our quarter ended March 31, 2003, which is incorporated herein by reference.

RISK FACTORS

      You should carefully consider the risks associated with PPL Corporation, PPL Energy Supply and their subsidiaries described below before making an investment decision. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the PPL Energy Supply notes and PPL Corporation common stock could decline due to any of these risks, and you may lose all or part of your investment.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Supply Businesses

Changes in commodity prices may increase the cost of producing power or decrease the amount we receive from selling power, which could adversely affect our financial performance.

      Changes in power prices or fuel costs may impact our financial results and financial position by increasing the cost of producing power or decreasing the amount we receive from the sale of power. The market prices for these commodities may fluctuate substantially over relatively short periods of time. Among the factors that could influence such prices are:

•	prevailing market prices for coal, natural gas, fuel oil and other fuels used in our generation facilities, including associated transportation costs and supplies of such commodities;

•	demand for energy and the extent of additional supplies of energy available from current or new competitors;

•	capacity and transmission service into, or out of, our markets;

•	changes in the regulatory framework for wholesale power markets;

•	liquidity in the general wholesale electricity market; and

•	weather conditions impacting demand for electricity.

      In the absence of long-term power sales agreements, we must sell the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electric power cannot be stored and must be produced at the time of use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, power prices may not change at the same rate as changes in fuel and other costs. Given the volatility and potential for material differences between actual power prices and fuel and other costs, if we cannot secure or maintain long-term power sales and fuel purchase agreements for our power generation facilities, our revenues will be subject to increased volatility and our financial results may be materially adversely affected.

Our facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.

      Operation of power plants involves many risks, including the breakdown or failure of equipment or processes, accidents, labor disputes, fuel interruption and performance below expected levels. In addition, weather-related incidents and other natural disasters can disrupt both generation and transmission delivery systems. Operation of our power plants below expected capacity levels may result in lost revenues or increased expenses, including higher maintenance costs and, if we are unable to perform our contractual obligations as a result, penalties or damages.

We may not be able to obtain adequate fuel supplies, which could adversely affect our ability to operate our facilities.

      We purchase fuel from a number of suppliers. Disruption in the delivery of fuel, including disruptions as a result of weather, labor relations or environmental regulations affecting our fuel suppliers, could adversely affect our ability to operate our facilities and, thus, our results of operations.

We have agreed to provide electricity to PPL Electric Utilities in amounts sufficient to satisfy its “provider of last resort,” or PLR, obligations at prices which may be below our cost, which could adversely affect our financial condition.

      PPL Electric Utilities has PLR obligations to serve those electric retail customers that did not select an alternate supplier under the Customer Choice Act. PPL EnergyPlus has entered into long-term contracts to supply PPL Electric Utilities’ PLR requirements at agreed prices through 2009. This obligation currently represents a significant portion of the normal operating capacity of our existing generation assets. The prices we receive are established under the contracts and may not have any relationship to the cost to us of supplying this power. This means that we are required to absorb increasing costs, including the risk of fuel price increases and increased costs of production.

      The PLR contract obligations do not provide us with any guaranteed level of sales. If the customers of PPL Electric Utilities obtain service from alternate suppliers, which they are entitled to do at any time, our sales of power under the contract may decrease. Alternatively, customers could switch back to PPL Electric Utilities from alternative suppliers, which may increase demand above our facilities’ available capacity. Any such switching by customers could have a material adverse effect on our results of operations or financial position.

We are subject to the risks of nuclear generation, including the risk that our Susquehanna nuclear plant could become subject to revised safety requirements that would increase our capital and operating expenditures, and uncertainties associated with decommissioning our plant at the end of its licensed life.

      Nuclear generation accounts for about 20% of our generation capacity. The risks of nuclear generation generally include:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses and liabilities that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

      The Nuclear Regulatory Commission, or NRC, has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, revised safety requirements promulgated by the NRC could necessitate substantial capital or operating expenditures at our Susquehanna nuclear plant. In addition, although we have no reason to anticipate a serious nuclear incident at our Susquehanna plant, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition.

We have a limited history of operating many of our generation facilities in a competitive environment, in which we are not assured of any return on our investment.

      Many of our facilities were historically operated within vertically-integrated, regulated utilities that sold electricity to consumers at prices based on predetermined rates set by state public utility commissions. Unlike regulated utilities, we are not assured any rate of return on our capital investments through predetermined rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in our regional markets and other competitive markets, the volume of demand, capacity factors and ancillary services.

Changes in technology may impair the value of our power plants.

      A basic premise of our business is that generating power at central power plants achieves economies of scale and produces electricity at a relatively low price. There are other technologies that produce electricity, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. Research and development activities are ongoing to seek improvements in the alternate technologies. It is possible that advances will reduce the cost of alternate methods of electric production to a level that is equal to or below that of most central station electric production. If this were to happen, the value of our power plants may be significantly impaired.

We are exposed to operational, price and credit risks associated with selling and marketing products in the wholesale power markets.

      We purchase and sell power at the wholesale level under market-based tariffs authorized by the Federal Energy Regulatory Commission, or FERC, throughout the United States and also enter into short-term agreements to market available energy and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would generally be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmissions disruptions, and other factors could affect our ability to meet our obligations, or cause significant increases in the market price of replacement capacity and energy. We also face credit risk that parties with whom we contract will default in their performance, in which case we may have to sell our power into a lower-priced market or make purchases in a higher priced market than existed at the time of contract. Although we attempt to mitigate these risks, there can be no assurance that we will be able to fully meet our obligations, that we will not be required to pay damages for failure to perform or that we will not experience counterparty non-performance.

     We do not always hedge against risks associated with energy and fuel price volatility.

      We attempt to mitigate risks associated with satisfying our contractual power sales arrangements by reserving generation capacity to deliver electricity to satisfy our net firm sales contracts and, when necessary, by purchasing firm transmission service. We also routinely enter into contracts, such as fuel and power purchase and sale commitments, to hedge our exposure to weather conditions, fuel requirements and other energy-related commodities. We may not, however, hedge the entire exposure of our operations from commodity price volatility. To the extent we fail to hedge against commodity price volatility, our results of operations and financial position may be affected unfavorably.

Our trading, marketing and risk management policies may not work as planned and we may suffer economic losses despite such policies.

      We actively manage the market risk inherent in our energy and fuel, debt and foreign currency positions. Nonetheless, adverse changes in energy and fuel prices, interest rates and foreign currency exchange rates may result in losses in our earnings or cash flows and adversely affect our balance sheet. Our trading, marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot always predict the impact that our trading, marketing and risk management decisions may have on our business, operating results or financial position.

      In addition, our trading, marketing and risk management activities are exposed to the credit risk that counterparties that owe us money or energy will breach their obligations. We have established risk management policies and programs, including credit policies to evaluate counterparty credit risk. However, if counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices. In that event, our financial results are likely to be adversely affected.

Our operating results may fluctuate on a seasonal and quarterly basis.

      Electrical power supply may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of the facilities we acquire or develop and the terms of our contracts to sell electricity.

We rely on transmission and distribution assets that we do not own or control to deliver our wholesale electricity and natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power may be hindered.

      We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual obligations may be hindered.

      The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

Risks Related to Our Business Generally and to Our Industry

A downgrade in our or our subsidiaries’ credit ratings could negatively affect our ability to access capital and increase the cost of maintaining our credit facilities and any new debt.

      On May 13, 2003, Moody’s Investors Service, Inc. downgraded by one notch the credit ratings on PPL Energy Supply’s senior unsecured debt, to “Baa2” from “Baa1,” PPL Electric Utilities’ senior secured debt, to “Baa1” from “A3,” and PPL Capital Funding’s senior unsecured debt, to “Baa3” from “Baa2.” Also on May 13, Fitch Ratings downgraded by one notch the ratings of PPL Capital Funding’s senior unsecured debt, to “BBB” from “BBB+,” and placed PPL Corporation, PPL Energy Supply and PPL Capital Funding on negative outlook. In addition, on April 29, 2003, Standard & Poor’s Ratings Services, a Division of the McGraw-Hill Companies, affirmed its “BBB” corporate credit ratings for PPL Corporation and PPL Energy Supply, downgraded by one notch the rating of PPL Capital Funding’s senior unsecured debt, to “BBB-” from “BBB,” and placed PPL Electric Utilities on negative outlook. Standard & Poor’s also indicated that PPL Corporation and PPL Energy Supply remain on negative outlook. While we do not expect these recent ratings decisions to limit our ability to fund our short-term liquidity needs and we expect these ratings decisions to have an immaterial impact on the cost to maintain our credit facilities and to access any new long-term debt, any future ratings downgrades, including downgrades to our short-term debt ratings, could negatively affect our ability to fund our short-term liquidity needs and more significantly impact the cost to maintain our credit facilities and to access new long-term debt.

We face intense competition in our energy supply and development businesses, which may adversely affect our ability to operate profitably.

      The electric power industry has experienced a significant increase in the level of competition in the energy markets in response to federal and state deregulation initiatives. This competition may negatively impact our ability to sell energy and related products and the prices which we may charge for such products, which could adversely affect our results of operations and our ability to grow our business.

      In addition, while demand for electricity is generally increasing throughout the United States, the rate of construction and development of new electric assets may exceed the increase in demand in some regional markets. The commencement of commercial operation of new facilities in the regional markets where we own or control generation capacity will likely increase the competitiveness of the wholesale power market in those regions, which could have a material adverse effect on our business and financial condition.

Our investments and projects located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political conditions and policies of foreign governments. These risks may delay or reduce our realization of value from our international projects.

      We have operations outside of the United States. The acquisition, financing, development and operation of projects outside the United States entail significant financial risks, which vary by country, including:

•	changes in foreign laws or regulations relating to foreign operations, including tax laws and regulations;

•	changes in United States laws related to foreign operations, including tax laws and regulations;

•	changes in government policies, personnel or approval requirements;

•	changes in general economic conditions affecting each country;

•	regulatory reviews of tariffs for local distribution companies;

•	changes in labor relations in foreign operations;

•	limitations on foreign investment or ownership of projects and returns or distributions to foreign investors;

•	limitations on ability of foreign companies to borrow money from foreign lenders and lack of local capital or loans;

•	fluctuations in currency exchange rates and difficulty in converting our foreign funds to U.S. dollars, which can increase our expenses and/or impair our ability to meet such expenses, and difficulty moving funds out of the country in which the funds were earned;

•	limitations on ability to import or export property and equipment;

•	compliance with United States foreign corrupt practices laws;

•	political instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

      Our international operations are subject to regulation by various foreign governments and regulatory authorities. The laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of those projects. In addition, the legal environment in foreign countries in which we currently own assets or projects or may develop projects in the future could make it more difficult for us to enforce our rights under agreements relating to such projects. Our international projects may also be subject to risks of being delayed, suspended or terminated by the applicable foreign governments or may be subject to risks of contract invalidation by commercial or governmental entities. In addition, WPD is a regulated regional monopoly distribution business in Great Britain subject to control on the prices it can charge and the quality of supply it must provide. The current distribution price control formula that governs WPD’s allowed revenue is scheduled to operate until 2005. Any significant lowering of rates implemented by the regulatory authority upon the 2005 regulatory review could lower the amount of revenue WPD generates in relation to its operational costs and could materially lower the income of WPD.

      Despite contractual protections we have against many of these risks for our international operations or potential investments in the future, our actual results and the value of our investment may be adversely affected by the occurrence of any of these events.

We operate in competitive segments of the electric power industry created by deregulation initiatives at the state and federal levels. If the present trend towards competition is reversed, discontinued or delayed, our business prospects and financial condition could be materially adversely affected.

      Some restructured markets have recently experienced supply problems and price volatility. In some of these markets, government agencies and other interested parties have made proposals to delay market restructuring or even re-regulate areas of these markets that have previously been deregulated. In California, legislation has been passed placing a moratorium on the sale of generation plants by public utilities regulated by the California Public Utilities Commission. In 2001, the FERC instituted a series of price controls designed to mitigate (or cap) prices in the entire western U.S. to address the extreme volatility in the California energy markets. These price controls have had the effect of significantly lowering spot and forward energy prices in the western market.

      In addition, the independent system operators, or ISOs, that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading business.

      Other proposals to re-regulate our industry may be made, and legislative or other action affecting the electric power restructuring process may cause the process to be delayed, discontinued or reversed in the states in which we currently, or may in the future, operate. If the current trend towards competitive restructuring of the wholesale and retail power markets is delayed, discontinued or reversed, our business prospects and financial condition could be materially adversely affected.

Our business is subject to extensive regulation, which may increase our costs, reduce our revenues, or prevent or delay operation of our facilities.

      Our U.S. generation subsidiaries are exempt wholesale generators, or EWGs, which sell electricity into the wholesale market. Generally, our EWGs and our marketing subsidiaries are subject to regulation by the FERC. The FERC has authorized us to sell generation from our facilities and power from our marketing subsidiaries at market-based prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose “cost of service” rates if it determines that the market is not workably competitive, that we possess market power or that we are not charging just and reasonable rates. Any reduction by the FERC of the rate we may receive or any unfavorable regulation of our business by state regulators could materially adversely affect our results of operations.

      The acquisition, ownership and operation of power generation facilities require numerous permits, approvals, licenses and certificates from federal, state and local governmental agencies. We may not be able to obtain or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain or maintain any required approval or comply with any applicable law or regulation, the operation of our assets and our sales of electricity could be prevented or delayed or become subject to additional costs.

Our costs of compliance with environmental laws are significant and the costs of compliance with new environmental laws could adversely affect our profitability.

      Our operations are subject to extensive federal, state, local and foreign statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control and emission fees.

      New environmental laws and regulations affecting our operations, and new interpretations of existing laws and regulations, may be adopted or become applicable to us. For example, the laws governing air emissions from coal-burning plants are being re-interpreted by federal and state authorities. These re-interpretations could result in the imposition of substantially more stringent limitations on these emissions than those currently in effect.

      We may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs. Further, at some of our older facilities it may be uneconomical for us to install the necessary equipment, which may cause us to shut down those generation units.

Our business development activities may not be successful and our projects under construction may not commence operation as scheduled, which could increase our costs and impair our ability to recover our investment.

      The acquisition, development and construction of generating facilities involves numerous risks. We may be required to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which we may not win or before it can be established whether a project is feasible, economically attractive or capable of being financed. Our success in developing a particular project is contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts, receipt of required governmental permits and timely implementation and satisfactory completion of construction. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project.

      Currently, we have power plants with 645 MW of generation capacity under development or construction and we intend to continue to evaluate opportunities to acquire and develop new, low-cost and efficient electric power generation facilities in key northeastern and western markets. Successful completion of these facilities is subject to numerous factors, including:

•	changes in market prices of power and fuel;

•	our ability to obtain permits and approvals and comply with applicable regulations;

•	availability and timely delivery of gas turbine generators and other equipment;

•	unforeseen engineering problems;

•	construction delays and contractor performance shortfalls;

•	shortages and inconsistent quality of equipment, material and labor;

•	work stoppages;

•	adverse weather conditions;

•	environmental and geological conditions; and

•	unanticipated cost increases.

      Any of these factors could give rise to delays, cost overruns or the termination of a project.

      The failure to complete construction according to specifications and on time can result in cost overruns, liabilities, reduced plant efficiency, higher operating and other costs and reduced earnings.

Risks Related to Corporate and Financial Structure

Our cash flow and ability to meet debt obligations largely depend on the performance of our subsidiaries and affiliates, some of which we do not control.

      PPL Corporation and PPL Energy Supply are holding companies and conduct their operations primarily through wholly-owned subsidiaries. Substantially all of our consolidated assets are held by these subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the notes are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends or loans or advances and repayment of loans or advances from us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to make any funds available for such payment.

      Because PPL Corporation and PPL Energy Supply are holding companies, their obligations under the notes will be effectively subordinated to all existing and future liabilities of their respective subsidiaries. Therefore, their rights and the rights of their creditors, including the rights of the holders of the notes, to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized will be subject to the prior claims of such subsidiary’s creditors. To the extent that either PPL Corporation or PPL Energy Supply may be a creditor with recognized claims against any such subsidiary, their claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of such subsidiary and would be subordinated to any indebtedness or other liabilities of such subsidiary senior to that held by them. Although certain agreements to which PPL Corporation and PPL Energy Supply and their respective subsidiaries are parties limit the incurrence of additional indebtedness, PPL Corporation and PPL Energy Supply and their respective subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

      The debt agreements of some of our subsidiaries and affiliates restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes, net of any available foreign tax credits, on such amounts. Distributions to us from our international projects are, in some countries, also subject to withholding taxes.

We may need significant additional financing to pursue growth opportunities.

      We continually review potential acquisitions and development projects and may enter into significant acquisitions or development projects in the future. Any acquisition or development project will likely require access to substantial capital from outside sources on acceptable terms. We can give no assurance that we will obtain the substantial debt and equity capital required to invest in, acquire and develop new generation projects or to refinance existing projects. We may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with environmental regulations or other regulatory requirements.

      Our ability to arrange financing and our cost of capital are dependent on numerous factors, including:

•	general economic conditions, including the conditions in the energy industry;

•	credit availability from banks and other financial institutions;

•	market prices for electricity and fuels;

•	our capital structure and the maintenance of acceptable credit ratings;

•	our financial performance;

•	the success of current projects and the perceived quality of new projects; and

•	provisions of relevant tax and securities laws.

      Inability to obtain sufficient financing on terms that are acceptable to us could adversely affect our ability to pursue acquisition and development opportunities and fund capital expenditures.

Risks Related to the Notes

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.

      On May 15, 2008, May 15, 2013 and May 15, 2018, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a fundamental change as described under “Description of Notes—Purchase at Option of the Holder Upon a Fundamental Change.” A fundamental change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

Conversion of the notes into common stock of PPL Corporation will require U.S. holders to recognize taxable gains or losses.

      Upon the conversion of a note into PPL Corporation common stock, a U.S. holder generally will be required to recognize taxable gain or loss equal to the difference between the fair market value of the common stock received plus any cash received in lieu of a fractional share and such holder’s adjusted tax basis in the note being converted. Prospective investors should carefully review the information regarding tax considerations relevant to an investment in the notes set forth under “Certain United States Federal Income Tax Considerations” and are also urged to consult their own tax advisors prior to investing in the notes.

The trading prices for the notes will be directly affected by the trading prices of our common stock.

      The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the notes, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock. In addition, changes to our credit rating could negatively affect the trading price of our common stock and the notes. Any other arbitrage could, in turn, affect the trading prices of the notes.

We cannot assure you that an active trading market for the notes will be sustained.

      The notes were issued on May 21, 2003. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. We cannot assure you that an active trading market for the notes will be maintained or as to the liquidity or sustainability of any such market, your ability to sell the notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

If you hold notes, you will not be entitled to any rights with respect of our common stock, but you will be subject to any changes made with respect to our common stock.

      If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustment provisions of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

      We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason in this regard. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the notes.

Our articles of incorporation and by-laws provisions, and several other factors, could limit another party’s ability to acquire us and could deprive you of the opportunity to obtain a takeover premium for your shares of common stock.

      A number of provisions that are in our articles of incorporation and by-laws and Pennsylvania law will make it difficult for another company to acquire us and for you to receive any related takeover premium for our common stock. See “Possible Anti-Takeover Effects of the Articles and Bylaws” under “Description of PPL Corporation’s Capital Stock.”

PPL Energy Supply and PPL Corporation are holding companies, and we will depend upon funds from our subsidiaries to meet our obligations under the notes and the guarantee.

      PPL Energy Supply and PPL Corporation are holding companies, and their only significant assets are their respective investments in their subsidiaries. As holding companies, they are each dependent upon dividends, loans or advances, or other intercompany transfers of funds from subsidiaries to meet their obligations, including their obligations under the notes and the guarantee. The ability of their subsidiaries to pay dividends and make other payments to them may be restricted by, among other things, applicable laws as well as agreements to which those subsidiaries may be party. Therefore, PPL Energy Supply’s ability to make payments with respect to the notes and PPL Corporation’s ability to make payments with respect to the guarantee may be limited.

USE OF PROCEEDS

      We will not receive any proceeds from the resale of the notes or the shares of PPL Corporation common stock which are issuable upon conversion of the notes. We received net proceeds from the sale of the notes in the initial offering of approximately $390.7 million, after deducting discounts and commissions and estimated expenses payable by us. The net proceeds to PPL Corporation from the concurrent common stock offering was approximately $260.8 million, after deducting expenses and underwriting discounts and commissions and estimated expenses payable by us. We expect to use the net proceeds from the initial offering and the concurrent common stock offering to repurchase commercial paper of PPL Energy Supply and for general corporate purposes. As of March 31, 2003, PPL Energy Supply had $635 million of commercial paper outstanding which had a weighted average interest rate of 1.55%, had weighted average days to maturity of approximately 40 days and was incurred for the retirement and early redemption of long-term debt and other general corporate purposes. We have not determined the amount we plan to spend for each such purpose or the timing of such expenditures, and the allocation of the net proceeds for these purposes will be subject to the discretion of our management.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

						Twelve Months
	Year Ended December 31,					Ended

	1998	1999	2000	2001	2002	March 31, 2003

Ratio of Earnings to Fixed Charges(a)	3.1	2.7	2.5	1.7	1.9	1.9

(a)	Computed using earnings and fixed charges of PPL Corporation and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges, interest on capital lease obligations and the estimated interest component of other rentals.

PRICE RANGE OF COMMON STOCK

      PPL Corporation common stock is traded on the New York Stock Exchange under the symbol “PPL.” The following table sets forth, for the periods indicated, the range of high and low sale prices for PPL Corporation common stock. On July 15, 2003, the last reported sale price for PPL Corporation common stock was $41.20 per share.

	Common Stock
	Price

	High	Low

Year Ended December 31, 2001
First Quarter	$46.75	$33.88
Second Quarter	62.36	44.03
Third Quarter	56.50	30.99
Fourth Quarter	37.65	31.20
Year Ended December 31, 2002
First Quarter	$39.85	$31.40
Second Quarter	39.95	28.97
Third Quarter	37.60	26.00
Fourth Quarter	36.26	26.47
Year Ending December 31, 2003
First Quarter	$38.10	$31.65
Second Quarter	44.34	35.04
Third Quarter (through July 15, 2003)	43.12	40.76

      As of June 2, 2003, there were 83,669 holders of record of PPL Corporation common stock.

DIVIDEND POLICY

      PPL Corporation has paid quarterly cash dividends on its common stock in every year since 1946. The annual dividends paid per share in 2002 and in 2001 were $1.44 and $1.06, respectively. In February 2003, PPL Corporation increased its dividend level to an annualized rate of $1.54 per share ($0.385 per share on a quarterly basis). Future dividends, declared at the discretion of PPL Corporation’s board of directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

CAPITALIZATION

      The following table sets forth PPL Corporation’s historical unaudited consolidated capitalization as of March 31, 2003:

•	on an actual basis;

•	on an as adjusted basis to give effect to the net proceeds of approximately $390.7 million from the sale by us of the notes in the initial offering and the application of the net proceeds as described under “Use of Proceeds;” and

•	on an as further adjusted basis to give effect to the net proceeds of approximately $260.8 million from the sale by PPL Corporation of common stock in the concurrent offering and the application of the net proceeds as described under “Use of Proceeds.”

      This table should be read in conjunction with our consolidated financial statements, the notes related thereto and the other financial and operating data incorporated by reference into this prospectus.

	As of March 31, 2003

		As	As Further
	Actual	Adjusted	Adjusted

	(in millions)
Short-term debt, including current maturities of long-term debt	$1,200	$809	$548

Long-term debt, excluding current maturities	$6,195	$6,595	$6,595
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	661	661	661
Preferred stock, including current sinking fund obligations	82	82	82
Shareowners’ common equity:
Common stock, $0.01 par value; 390,000,000 shares authorized; 167,723,463 shares issued and outstanding as of March 31, 2003, actual; and 174,223,463 shares issued and outstanding as of March 31, 2003, as further adjusted	2	2	2
Capital in excess of par value	2,612	2,612	2,882
Treasury stock	(836)	(836)	(836)
Earnings reinvested	1,187	1,187	1,187
Accumulated other comprehensive income (loss)	(437)	(437)	(437)
Capital stock expense and other	(58)	(58)	(67)

Total shareowners’ common equity	2,470	2,470	2,731

Total capitalization	$9,408	$9,808	$10,069

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement that closed on May 21, 2003. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act. Selling securityholders may offer and sell the notes and/or shares of PPL Corporation common stock issuable upon conversion of the notes pursuant to this prospectus.

      The selling securityholders are offering notes and shares of PPL Corporation common stock issuable upon conversion of the notes under this prospectus pursuant to existing registration rights conferred by the registration rights agreement, dated as of May 21, 2003, among PPL Energy Supply, LLC, PPL Corporation and Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Securities, Inc., as representatives of the several other initial purchasers named therein. The following table sets forth information, as of July 16, 2003, with respect to the selling securityholders and the principal amounts of notes and number of shares of PPL Corporation common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or PPL Corporation common stock issuable upon conversion of the notes. Because the selling securityholders may offer all or some portion of the notes or the PPL Corporation common stock, no estimate can be given as to the amount of the notes or the PPL Corporation common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act or pursuant to the shelf registration statement and amendments or supplements thereto. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and PPL Corporation common stock issuable upon conversion of the notes. Identification of any additional selling securityholders who exercise their registration rights, if any, will be made in the applicable prospectus supplement.

	Principal Amount of
	Notes Beneficially		Number of Shares of	Percentage of
	Owned That May	Percentage of Notes	Common Stock That	Common Stock
Name of Selling Securityholder	be Sold	Outstanding	May be Sold(1)	Outstanding(2)(3)

1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	$8,000	*	160	*
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	8,000	*	160	*
Advisory Convertible Arbitrage Fund (I) L.P.	1,000,000	*	20,110	*
AIG/ National Union Fire Insurance	390,000	*	7,843	*
Alcon Laboratories	396,000	*	7,963	*
Alexian Brothers Medical Center	210,000	*	4,223	*
Allentown City Firefighters Pension Plan	26,000	*	522	*
Allentown City Officers & Employees Pension Fund	17,000	*	341	*
Allentown City Police Pension Plan	34,000	*	683	*
Aloha Airlines Non-Pilots Pension Fund	140,000	*	2,815	*
Aloha Pilots Retirement Trust	70,000	*	1,407	*
Amaranth L.L.C.	46,596,000	11.7%	937,073	*
Amerisure Mutual Insurance Co.	450,000	*	9,049	*
Arapahoe County Colorado	62,000	*	1,246	*
Arbitex Master Fund L.P.	4,000,000	1.0	80,442	*
Argent Classic Convertible Arbitrage Fund L.P.	1,000,000	*	20,110	*

	Principal Amount of
	Notes Beneficially		Number of Shares of	Percentage of
	Owned That May	Percentage of Notes	Common Stock That	Common Stock
Name of Selling Securityholder	be Sold	Outstanding	May be Sold(1)	Outstanding(2)(3)

Argent LowLev Convertible Arbitrage Fund Ltd.	1,500,000	*	30,165	*
Arkansas Teacher Retirement	4,440,000	1.1	89,291	*
Arlington County Employees Retirement System	684,000	*	13,755	*
Asante Health Systems	88,000	*	1,769	*
Attorney’s Title Insurance Fund	85,000	*	1,709	*
Aviva Life Insurance Co.	2,000,000	*	40,221	*
Baptist Health of South Florida	845,000	*	16,993	*
BNP Paribas Equity Strategies, SNC	4,440,000	1.1	89,291	*
British Virgin Islands Social Security Board	89,000	*	1,789	*
C&H Sugar Company Inc.	175,000	*	3,519	*
City and County of San Francisco Retirement System	1,510,000	*	30,367	*
City University of New York	153,000	*	3,076	*
City of New Orleans	208,000	*	4,183	*
CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	4,090,000	1.0	82,252	*
Delaware Public Employees Retirement System	1,582,000	*	31,814	*
Drury University	30,000	*	603	*
Engineers Joint Pension Fund	435,000	*	8,748	*
Georgia Municipal Employee Benefit System	715,000	*	14,379	*
Grady Hospital Foundation	136,000	*	2,735	*
Hawaiian Airlines Employees Pension Plan-IAM	50,000	*	1,005	*
Hawaiian Airlines Pension Plan for Salaried Employees	10,000	*	201	*
Hawaiian Airlines Pilots Retirement Plan	125,000	*	2,513	*
Hillbloom Foundation	60,000	*	1,206	*
Independence Blue Cross	426,000	*	8,567	*
Innovest Finanzdienstle	1,300,000	*	26,143	*
Merrill Lynch Insurance Group	341,000	*	6,857	*
Morgan Stanley Convertible Securities Trust	1,000,000	*	20,110
Municipal Employees	244,000	*	4,906	*
New Orleans Firefighters Pension/ Relief Fund	139,000	*	2,795	*
Nicholas Applegate Capital Management Investment Grade Convertible Fund	15,000	*	301	*
Nomura Securities International, Inc.	13,250,000	3.3	266,464	*
Northern Income Equity Fund	250,000	*	5,027	*
Occidental Petroleum Corporation	272,000	*	5,470	*
Ohio Workers Compensation	185,000	*	3,720	*
Physicians Life	235,000	*	4,725	*
Pioneer High Yield Fund	9,000,000	2.3	180,995	*

	Principal Amount of
	Notes Beneficially		Number of Shares of	Percentage of
	Owned That May	Percentage of Notes	Common Stock That	Common Stock
Name of Selling Securityholder	be Sold	Outstanding	May be Sold(1)	Outstanding(2)(3)

Pioneer U.S. High Yield Corp. Bond Sub Fund	1,000,000	*	20,110	*
Policeman and Firemen Retirement System of the City of Detroit	600,000	*	12,066	*
Polygon Global Opportunities Master Fund	10,000,000	2.5	201,106	*
Privilege Portfolio SICAV	1,500,000	*	30,165	*
Pro-mutual	766,000	*	15,404	*
San Diego City Retirement	940,000	*	18,903	*
San Diego County Convertible	2,025,000	*	40,723	*
Singlehedge US Convertible Arbitrage Fund	840,000	*	16,892	*
Southern Farm Bureau Life Insurance	650,000	*	13,071	*
State of Florida Division of Treasury	1,775,000	*	35,696	*
State of Maryland Retirement Agency	3,277,000	*	65,902	*
State of Oregon/ Equity	4,400,000	1.1	88,486	*
Sturgeon Limited	630,000	*	12,669	*
Sunrise Partners Limited Partnership	18,354,000	4.6	369,109	*
The Grable Foundation	90,000	*	1,809	*
Thrivent Financial for Lutherans	1,500,000	*	30,165	*
Trustmark Insurance	348,000	*	6,998	*
US Bank FBO Benectine Health Systems	230,000	*	4,625	*
Wachovia Securities, Inc.	1,500,000	*	30,165	*
Wake Forest University	615,000	*	12,368	*
White River Securities L.L.C.	1,975,000	*	39,718	*
Unnamed securityholders or any future transferees, pledgees, donees or successors of or from any such unnamed securityholder (4)	242,471,000	60.6	4,876,237	2.7
Total	$400,000,000	100.0%	8,044,240	4.4%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 20.1106 shares of PPL Corporation common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” As a result, the amount of PPL Corporation common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 176,603,122 shares of PPL Corporation common stock outstanding as of May 31, 2003. In calculating this amount, we treated as outstanding that number of shares of PPL Corporation common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, if required.

DESCRIPTION OF NOTES

      The notes were issued under an indenture, dated May 21, 2003, among PPL Energy Supply, as issuer, PPL Corporation, as guarantor, and JPMorgan Chase Bank, as trustee. You may request a copy of the indenture from us.

      The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

General

      The notes are senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are convertible into common stock as described under “—Conversion of Notes.”

      The notes are fully, unconditionally and irrevocably guaranteed by PPL Corporation, which guarantee ranks equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness and obligations of PPL Corporation.

      The notes are limited to $400,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on May 15, 2023 unless earlier converted, redeemed or purchased by us.

      Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or purchasing our securities.

      You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of PPL Energy Supply or PPL Corporation except to the extent described below under “—Purchase at Option of the Holder Upon a Fundamental Change.”

      We will pay interest on May 15 and November 15 of each year, beginning November 15, 2003, to record holders at the close of business on the preceding May 1 and November 1, as the case may be.

      We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. In our discretion, we may change the place of payment on the notes, and may remove any paying agent and may appoint one or more additional paying agents (including us or any affiliate). We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

      If any interest payment date, redemption date, purchase date or the maturity of a note falls on a day that is not a Business Day, the required payment of principal and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such interest payment date, redemption date, purchase date or the maturity, as the case may be, to the date of such payment on the next succeeding Business Day. “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York or other city in which any paying agent for the notes is located.

Conversion of Notes

      You may convert any of your notes, in whole or in part, into PPL Corporation common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or purchase of the notes, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon a credit ratings event;

•	upon notice of redemption; or

•	upon specified corporate transactions.

      The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. In lieu of delivery of shares of PPL Corporation common stock upon conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the applicable stock price (as defined below) multiplied by the conversion rate in effect on the conversion date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of PPL Corporation common stock or to pay cash in lieu of delivery of the shares. Shares of PPL Corporation common stock deliverable upon conversion (and cash for fractional shares) will be delivered through the conversion agent no later than the third business day following the determination of the applicable stock price. If we elect to pay all of such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default as described below (other than a default in a cash payment upon conversion of the notes) has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of the notes (other than cash for fractional shares). The “applicable stock price” shall mean the average of the closing sale prices of PPL Corporation common stock over the five trading day period starting the third trading day following the conversion date of the notes.

      If we call any notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date unless we fail to pay the full redemption price. If you have submitted your notes for purchase upon a fundamental change, you may convert your notes only if you withdraw your purchase election. Similarly, if you exercise your option to require us to purchase your notes other than upon a fundamental change, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture.

      Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of PPL Corporation common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, or cash in lieu thereof, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

      As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

      Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

      You may surrender your note for conversion into PPL Corporation common stock prior to close of business on the maturity date during any fiscal quarter commencing after June 30, 2003 if the closing sale price of PPL Corporation common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

      The “closing sale price” of PPL Corporation common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which PPL Corporation common stock is traded or, if PPL Corporation common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a note.

Conversion Upon Credit Ratings Event

      You may surrender your notes for conversion into our common stock prior to close of business on the maturity date in which (i) the long-term credit rating assigned to the notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services is lower than “Ba2” and “BB,” respectively, (ii) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (iii) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than “Ba2” and “BB,” as applicable. References to Moody’s and Standard & Poor’s shall include any successors to these entities.

Conversion Upon Notice of Redemption

      If we call any notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date. After such time, your right to convert will expire unless we default in the payment of the full redemption price.

Conversion Upon Specified Corporate Transactions

      If we elect to:

•	distribute to all holders of PPL Corporation common stock certain rights entitling them to purchase, for a period expiring within 45 days, PPL Corporation common stock at less than the current market price (measured by averaging the closing prices for the 10 preceding trading days); or

•	distribute to all holders of PPL Corporation common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of PPL Corporation common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

      In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which PPL Corporation common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which PPL Corporation common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into PPL Corporation common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to purchase all or a portion of your notes as described under “—Purchase at Option of the Holder Upon a Fundamental Change.”

Conversion Procedures

      The initial conversion rate for the notes is 20.1106 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

      To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture.

Conversion Rate Adjustments

      We will adjust the conversion rate if any of the following events occurs:

(1) the payment of dividends or distributions of PPL Corporation common stock on PPL Corporation common stock;

(2) the issuance to all holders of PPL Corporation common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or stock purchase plans) entitling them, for a period of up to 45 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase PPL Corporation common stock at less than the current market price thereof;

(3) subdivisions, splits and combinations of PPL Corporation common stock;

(4) distributions to all holders of PPL Corporation common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash); in the event that PPL Corporation makes a distribution to all holders of the PPL Corporation common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of PPL Corporation, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of PPL Corporation common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) distributions to all holders of PPL Corporation common stock consisting exclusively of cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of PPL

Corporation or any quarterly cash dividend on the PPL Corporation common stock to the extent that the dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of PPL Corporation common stock of the next preceding quarterly cash dividend on the PPL Corporation common stock to the extent that the preceding quarterly dividend did not require an adjustment to the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the PPL Corporation common stock; and

•	1.25% of the average of the closing sale price of the PPL Corporation common stock during the ten trading days immediately preceding the declaration date of the dividend.

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly cash dividend, the adjustment would be based upon the full amount of the distribution; or

(6) the payment in respect of a tender or exchange offer by PPL Corporation or any of its subsidiaries for shares of PPL Corporation common stock to the extent that the cash and value of any other consideration included in the payment per share of PPL Corporation common stock exceeds the current market price per share of PPL Corporation common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      The “current market price” per share of PPL Corporation common stock on any day means the average of the daily closing sale prices for the five consecutive trading days ending on the earlier of the day in question (including upon the occurrence of a fundamental change) and the day before the “ex-dividend trading” with respect to the issuance or distribution requiring the computation.

      For purposes of this prospectus, the term “ex-dividend trading,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      To the extent that PPL Corporation has a rights plan in effect upon conversion of the notes into PPL Corporation common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the PPL Corporation common stock at the time of conversion, in which case the conversion rate will be adjusted as if PPL Corporation distributed to all holders of the PPL Corporation common stock, shares of PPL Corporation capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      In the event of:

•	any reclassification of PPL Corporation common stock;

•	a consolidation, merger or combination involving PPL Corporation; or

•	a sale or conveyance to another person or entity of all or substantially all of PPL Corporation’s property and assets;

in which holders of PPL Corporation common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into PPL Corporation common stock immediately prior to any of these events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations.”

      We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of PPL Corporation common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Considerations.”

      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of PPL Corporation common stock or convertible or exchangeable securities or rights to purchase PPL Corporation common stock or convertible or exchangeable securities.

Optional Redemption by PPL Energy Supply

      Beginning May 20, 2008, we may redeem the notes in whole or in part at a redemption price of 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

      We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Purchase at Option of the Holder

      You have the right to require us to purchase the notes on May 15, 2008, May 15, 2013 and May 15, 2018. We will be required to purchase any outstanding note for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes listed in the notice. Our purchase obligation will be subject to certain additional conditions.

      The purchase price payable for a note will be equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the purchase date. We may, at our option, elect to pay the entire purchase price in cash or shares of PPL Corporation common stock. For a discussion of the tax treatment of note holders receiving cash or shares of PPL Corporation common stock, see “Certain United States Federal Income Tax Considerations.”

      If we elect to pay the purchase price in shares of PPL Corporation common stock, the number of shares to be delivered in exchange for the purchase price to be paid in PPL Corporation common stock will be equal to the purchase price divided by the market price (as defined below) of PPL Corporation common stock. We will not, however, deliver fractional shares in purchases using shares of PPL Corporation common stock as consideration. Note holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of PPL Corporation common stock multiplied by such fraction.

      Your right to require us to purchase notes is exercisable by delivering a written purchase notice to the paying agent within 20 business days of the purchase date. The paying agent initially will be the trustee.

      The purchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be purchased, which must be in $1,000 multiples;

(3) that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

(4) your election, in the event that we decide to pay all of the purchase price in shares of PPL Corporation common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

•	withdraw your purchase notice with respect to all the notes listed therein; or

•	receive cash for the entire purchase price for all the notes listed in your purchase notice.

      If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire purchase price for all the notes listed in your purchase notice.

      You may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the purchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the purchase notice.

      We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

•	whether we will pay the purchase price of the notes in cash or shares of PPL Corporation common stock;

•	if we elect to pay the purchase price in shares of PPL Corporation common stock, the method by which we are required to calculate “market price” of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

      The “market price” means the average sale price of PPL Corporation common stock for the five trading days ending on the third business day prior to the applicable purchase date (assuming the third business day prior to the applicable purchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to PPL Corporation common stock.

      The “sale price” of PPL Corporation common stock on any date means the closing sale price per share of PPL Corporation common stock on that date (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported on the Nasdaq’s National Market or, if PPL Corporation common stock is listed on a United States national or regional securities exchange, as reported in composite transactions for the principal United States securities exchange on which PPL Corporation common stock is traded.

      Because the market price of PPL Corporation common stock will be determined prior to the applicable purchase date, note holders bear the market risk that PPL Corporation common stock will decline in value between the date the market price is calculated and the purchase date. We may pay the purchase price in shares of PPL Corporation common stock only if PPL Corporation common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

      Upon determination of the actual number of shares of PPL Corporation common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which PPL Corporation common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

      Our right to purchase your notes with shares of PPL Corporation common stock is subject to various conditions, including:

•	registration of the shares of PPL Corporation common stock to be issued upon purchase under the Securities Act and the Exchange Act, if required; and

•	qualification or registration of the shares of PPL Corporation common stock to be issued upon purchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

      If these conditions are not satisfied by a purchase date, we will pay the purchase price of the notes to be purchased in cash. We may not change the form of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If this were to occur, we could be required to issue shares of PPL Corporation common stock to pay the purchase price at valuations based on then prevailing market prices for all notes tendered by their holders.

      We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to purchase the notes.

Purchase at Option of the Holder Upon a Fundamental Change

      If a fundamental change of PPL Corporation occurs at any time prior to the maturity of the notes, you may require PPL Energy Supply to purchase your notes, in whole or in part, on a purchase date that is 30 days after the date of our notice of the fundamental change. The notes will be purchased in integral multiples of $1,000 principal amount.

      PPL Energy Supply will purchase the notes at a price equal to 100% of the principal amount to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date. If the purchase date is an interest payment date, PPL Energy Supply will pay interest to the record holder on the relevant record date.

      PPL Energy Supply will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. PPL Energy Supply is also required to deliver to the trustee a copy of the fundamental change notice. If you elect to have your notes purchased, you must deliver to PPL Energy Supply or its designated agent, on or before the 30th day after the date of the fundamental change notice, your purchase notice and any notes to be purchased, duly endorsed for transfer. PPL Energy Supply will promptly pay the purchase price for notes surrendered for purchase following the purchase date.

      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of PPL Corporation common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock (including American Depositary Receipts) that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

      These fundamental change purchase rights could discourage a potential acquirer. However, this fundamental change purchase feature is not the result of management’s knowledge of any specific effort to obtain control of PPL Corporation by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. PPL Energy Supply’s obligation to offer to purchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving PPL Corporation.

      PPL Energy Supply may be unable to purchase the notes in the event of a fundamental change. If a fundamental change were to occur, PPL Energy Supply may not have enough funds to pay the purchase price for all tendered notes. Any future credit agreements or other agreements relating to PPL Energy Supply’s indebtedness may contain provisions prohibiting purchase of the notes under certain circumstances, or expressly prohibit PPL Energy Supply’s purchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when PPL Energy Supply is prohibited from purchasing notes, PPL Energy Supply could seek the consent of its lenders to purchase the notes or attempt to refinance this debt. If PPL Energy Supply does not obtain consent, PPL Energy Supply would not be permitted to purchase the notes. Failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of PPL Energy Supply’s other indebtedness.

Merger and Sale of Assets by PPL Energy Supply and PPL Corporation

      The indenture provides that neither PPL Energy Supply nor PPL Corporation may consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	PPL Energy Supply or PPL Corporation, as applicable, is the surviving person, or the resulting, surviving or transferee person, if other than PPL Energy Supply or PPL Corporation, as applicable, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of PPL Energy Supply’s or PPL Corporation’s obligations, as applicable, under the notes, or the guarantee thereof, as applicable, and the indenture; and

•	PPL Energy Supply or PPL Corporation, as applicable, or such successor person will not be in default under the indenture immediately after the transaction.

      When such a person assumes PPL Energy Supply’s or PPL Corporation’s obligations in such circumstances, subject to certain exceptions, PPL Energy Supply or PPL Corporation, as applicable, shall be discharged from all obligations under the notes, or the guarantee thereof, as applicable, and the indenture.

Guarantee

      PPL Corporation will fully, unconditionally and irrevocably guarantee to each holder and the trustee (i) the full and prompt payment of principal of and interest on the notes and additional amounts, if any, when and as the same become due and payable, whether at maturity, upon redemption or purchase, by declaration of acceleration or otherwise and (ii) the conversion obligations of PPL Energy Supply under the notes.

      The guarantee will be an unsecured and unsubordinated obligation of PPL Corporation and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness and obligations of PPL Corporation. The guarantee will effectively rank junior in right of payment to any secured indebtedness of PPL Corporation to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of its subsidiaries.

Events of Default; Notice and Waiver

      Each of the following will be an event of default under the indenture:

•	the default in any payment of interest on the notes within 30 days of the due date;

•	the default in any payment of principal on the notes on its due date;

•	either PPL Energy Supply or PPL Corporation remains in breach of any of the covenants or warranties in the indenture for 60 days after it receives a written notice of default stating it is in breach and requiring remedy of the breach; the notice must be sent by either the trustee or holders of 25% of the principal amount of notes (with a copy to the trustee); the trustee or such holders can agree to extend the 60-day period and such an agreement to extend will be automatically deemed to occur if the defaulting party is diligently pursuing action to correct the default;

•	a matured event of default, as defined in any of PPL Energy Supply’s or PPL Corporation’s instruments under which there may be issued or evidenced any debt of either company that has resulted in the acceleration of such debt, in excess of $40 million or any default in payment of debt in excess of $40 million at final maturity (and after the expiration of any applicable grace or cure periods); provided that the waiver or cure of any such default under any such instrument shall constitute a waiver and cure of the corresponding event of default under the indenture and the rescission and annulment of the consequences thereof shall constitute a rescission and annulment of the corresponding consequences under the indenture;

•	we fail to deliver PPL Corporation common stock upon exercise of the conversion right in the notes; or

•	PPL Energy Supply or PPL Corporation files for bankruptcy or certain other similar events in bankruptcy, insolvency, receivership or reorganization occur.

Remedies

Acceleration

      If an event of default occurs and is continuing with respect to the notes, then either the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal amount of all of the notes to be due and payable immediately.

Rescission of Acceleration

      After the declaration of acceleration has been made and before the trustee has obtained a judgment or decree for payment of the money due, such declaration and its consequences will be rescinded and annulled, if

•	we pay or deposit with the trustee a sum sufficient to pay:

•	all overdue interest;

•	the principal which has become due otherwise than by such declaration of acceleration and overdue interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the trustee under the indenture; and

•	all events of default, other than the nonpayment of the principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

      For more information as to waiver of defaults, see “—Waiver of Default and of Compliance” below.

Control by Holders; Limitations

      Subject to the Indenture, if an event of default with respect to the notes occurs and is continuing, the holders of a majority in principal amount of the outstanding notes of that series will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or

•	exercise any trust or power conferred on the trustee with respect to the notes.

      These rights of holders to make direction are subject to the following limitations:

•	the holders’ directions may not conflict with any law or the indenture; and

•	the holders’ directions may not involve the trustee in personal liability where the trustee believes indemnity is not adequate.

The trustee may also take any other action it deems proper which is not inconsistent with the holders’ direction.

      In addition, the indenture provides that no holder of any notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture for the appointment of a receiver or for any other remedy thereunder unless:

•	that holder has previously given the trustee written notice of a continuing event of default;

•	the holders of 25% in aggregate principal amount of the outstanding notes, have made written request to the trustee to institute proceedings in respect of that event of default and have offered the trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such notice, the trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of outstanding notes.

Furthermore, no holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders.

      However, each holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right.

Notice of Default

      The trustee is required to give the holders of the notes notice of any default under the indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived; except that in the case of an Event of Default of the character specified above under the fourth bullet under “—Events of Default; Notice and Waiver” no such notice shall be given to such holders until at least 45 days after the occurrence thereof. The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of such notice to be in the interests of the holders.

      We will furnish the trustee with an annual statement as to our compliance with the conditions and covenants in the indenture.

Waiver of Default and of Compliance

      The holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of the holders of all notes, any past default under the indenture, except a default in the payment of principal or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the holder of each outstanding note affected.

      Compliance with certain covenants in the indenture or otherwise provided with respect to the notes may be waived by the holders of a majority in aggregate principal amount of the affected notes, considered as one class.

Modification of Indenture

Without Holder Consent

      Without the consent of any holders of the notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the holders of the notes, or to surrender any right or power conferred upon us;

•	to add any additional events of default for the notes;

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture that does not adversely affect the interests of the holders;

•	to provide security for the notes;

•	to provide for the issuance of bearer notes;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for the notes;

•	to change conversion rights to the extent described under “Conversion of Notes—Conversion Rate Adjustments” above in connection with a reclassification of PPL Corporation common stock, a consolidation, merger or combination involving PPL Corporation or a sale or conveyance to another person or entity of all or substantially all of PPL Corporation’s property and assets;

•	to change any place or places where:

•	we may pay principal and interest,

•	notes may be surrendered for transfer or exchange, and

•	notices and demands to or upon us may be served; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the holders in any material respect.

      If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence such amendment.

With Holder Consent

      Except as provided above, the consent of the holders of at least a majority in aggregate principal amount of the notes is generally required for the purpose of adding to, changing or eliminating any of the provisions of the indenture pursuant to a supplemental indenture.

      However, no amendment or modification may, without the consent of the Holder of each outstanding note directly affected thereby:

•	change the stated maturity of the principal or interest on the notes (other than pursuant to the terms thereof), or reduce the principal amount or interest payable or change the currency in which the notes are payable, or impair the right to bring suit to enforce any payment;

•	reduce the percentages of holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the indenture;

•	modify certain of the provisions in the indenture relating to conversion rights; or

•	modify certain of the provisions in the indenture relating to supplemental indentures and waivers of certain covenants and past defaults.

Satisfaction and Discharge

      The indenture will be deemed satisfied and discharged when no notes remain outstanding and when we have paid all other sums payable by us under the indenture.

      All moneys we pay to the trustee or any paying agent on the notes which remain unclaimed at the end of two years after payments have become due may be paid to or upon our order. Thereafter, the holder of such note may look only to us for payment.

Form, Denomination and Registration

      The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

      Notes sold in this offering are evidenced by one or more global notes. We have deposited the global note or notes with the trustee, as custodian for DTC, and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Purchasers may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, called “participants.” Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

      Purchasers who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, called “indirect participants.” So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note:

•	are not entitled to have certificates registered in their names;

•	will not receive physical delivery of certificates in definitive registered form; and

•	will not be considered holders of the global note.

      We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or purchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If (i) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days or (ii) we, at our option, elect to terminate use of the book-entry system through DTC, we will issue notes in certificated form in exchange for global notes.

Resignation and Removal of the Trustee; Deemed Resignation

      The trustee may resign at any time by giving written notice to us.

      The trustee may also be removed by act of the Holders of a majority in principal amount of the then outstanding notes.

      No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture.

      Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the trustee will be deemed to have resigned.

Information Concerning the Trustee

      We have appointed JPMorgan Chase Bank, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. JPMorgan Chase Bank and its affiliates maintain banking relationships with us.

      The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

      The notes, the guarantee and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

REGISTRATION RIGHTS

      PPL Energy Supply and PPL Corporation entered into a registration rights agreement with the initial purchasers pursuant to which we have, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resale of the notes and the shares of PPL Corporation common stock issuable upon conversion of the notes. We will use reasonable best efforts to cause the shelf registration statement to become effective within 180 days of the date of original issuance of the notes, and to keep the shelf registration statement effective until the earlier of (i) the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

      We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed 30 days in any 3-month period (or 60 days in any 3-month period if a second notice is given) or 90 days in any 12-month period.

      We will pay predetermined additional amounts as described herein to holders of transfer restricted securities, if a shelf registration statement is not timely filed or declared effective or if the prospectus is unavailable for periods in excess of those permitted above. Such additional amounts shall accrue until such failure to file or become effective or unavailability is cured:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding during the first 90-day period following such registration default, increasing by an additional 0.25% per annum during each subsequent 90-day period, up to a maximum of 0.50%, until the applicable registration default is cured; and

•	on the common stock that has been issued on conversion of the notes, at an annual rate per share equal to 0.25% of an amount equal to $1,000 divided by the conversion rate in effect on the first day of any such period during the first 90-day period following such registration default, increasing by an additional 0.25% per annum during each subsequent 90-day period, up to a maximum of 0.50%, until the applicable registration default is cured.

      So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on each interest payment date for the notes to the holder of record on the record date immediately preceding the applicable interest payment date. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

      A holder who sells notes or shares of PPL Corporation common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to:

•	be named as a selling securityholder in the related prospectus,

•	deliver a prospectus to purchasers, and

•	be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions, and will be subject to certain civil liability provisions under the Securities Act.

      Under the registration rights agreement, we will:

•	provide copies of such prospectus to each holder that has notified us of its acquisitions of notes or shares of PPL Corporation common stock issued upon conversion of the notes,

•	notify each such holder when the shelf registration statement has become effective, and

•	take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of PPL Corporation common stock issued upon conversion of the notes.

      We have agreed in the registration rights agreement to give notice to holders of the filing and effectiveness of the shelf registration statement. Holders are required to complete and deliver a questionnaire at least 10 business days prior to the effectiveness of the shelf registration statement in order to be named as a selling securityholder in the related prospectus at the time of effectiveness. Upon receipt of a complete questionnaire after that time, together with such other information as we may reasonably request from a holder, we will, within 10 business days, file such amendments to the shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of notes or shares of PPL Corporation common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as described above. We will pay the predetermined additional amounts described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 30 days of the filing. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell notes or shares of PPL Corporation common stock issuable upon conversion of the notes pursuant to the shelf registration statement.

      In no event may the method of distribution of the notes or shares of PPL Corporation common stock take the form of an underwritten offering without our prior agreement.

      The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from us upon request.

DESCRIPTION OF PPL CORPORATION’S CAPITAL STOCK

      The description below is a summary of certain provisions of PPL Corporation’s capital stock. The Pennsylvania Business Corporation Law, or BCL, and the Restated Articles of Incorporation and Bylaws of PPL Corporation determine the rights and privileges of holders of PPL Corporation’s capital stock. We encourage you to read such documents, which have been filed with the SEC as set forth in “Where You Can Find More Information,” and the Pennsylvania law for more information regarding such capital stock.

Authorized Capital

      The authorized capital stock of PPL Corporation consists of 390,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

      As of May 31, 2003, 176,603,122 shares of common stock were issued and outstanding and, as of June 2, 2003, the outstanding shares of common stock were held by 83,669 registered holders. The outstanding common stock is, and the common stock offered hereby when issued and paid for will be, fully paid and non-assessable.

      Dividends. Dividends on the common stock will be paid if, when and as determined by the board of directors of PPL Corporation out of funds legally available for this purpose. The rate and timing of future dividends will depend upon the future earnings and financial condition of PPL Corporation and its subsidiaries and upon other relevant factors affecting PPL Corporation’s dividend policy which PPL Corporation cannot presently determine. As a practical matter, the ability of PPL Corporation to pay dividends will be governed by the ability of PPL Corporation’s operating subsidiaries to pay dividends to PPL Corporation. The subsidiaries’ ability to pay dividends to PPL Corporation will be subject to the prior rights of the holders of such subsidiaries’ outstanding debt and preferred securities, the availability of earnings and the needs of their businesses.

      Voting Rights. Holders of common stock are entitled to one vote for each share held by them on all matters presented to shareowners. Pursuant to PPL Corporation’s Articles of Incorporation, the holders of common stock will not have cumulative voting rights in the election of directors. PPL Corporation’s bylaws provide for a classified board of directors consisting of three classes as nearly equal in number as may be. Each class holds office until the third year following the election of such class, and no director may be removed except for cause upon a two-thirds vote of all outstanding shares. PPL Corporation’s bylaws also provide for certain notice requirements for shareowner nominations and proposals at annual meetings and preclude shareowners from bringing business before any special meeting. PPL Corporation’s Articles of Incorporation and certain provisions of Pennsylvania law would require a supermajority vote of the holders of common stock or a majority vote of disinterested directors to approve certain business combinations and other major transactions involving PPL Corporation. See “—Possible Anti-Takeover Effects of the Articles and Bylaws” below for additional information.

      Liquidation Rights. After satisfaction of the preferential liquidation rights of any preferred stock, the holders of common stock are entitled to share, ratably, in the distribution of all remaining net assets.

      Preemptive and Other Rights. The holders of common stock do not have preemptive rights as to additional issues of common stock or conversion rights. The shares of common stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions.

Preferred Stock

      PPL Corporation’s board of directors is authorized, without further shareowner action, to divide the preferred stock into one or more classes or series and to determine the designations, preferences, limitations and special rights of any class or series including, but not limited to, the following:

a) the rate of dividend, if any;

b) the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, dissolution or winding up of PPL Corporation;

c) the terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion;

d) the price at and the terms and conditions upon which shares may be redeemed; and

e) the voting rights, if any.

No shares of preferred stock have been issued.

      Unless otherwise provided when a series of preferred stock is created, holders of preferred stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of PPL Corporation, or other securities or other right or option to purchase shares of capital stock. See “—Possible Anti-Takeover Effects of the Articles and Bylaws” below for additional information.

Possible Anti-Takeover Effects of the Articles and Bylaws

      Certain provisions of the Articles and Bylaws may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire the business of PPL Corporation. As permitted by the BCL, our Articles and Bylaws:

a) do not provide for cumulative voting in the election of directors,

b) restrict shareholders from bringing any business before a special meeting of shareowners,

c) require prior written notice of any business to be brought by a shareowner before the annual meeting and

d) require advance notice for shareowner nominations for directors.

In addition, the Articles and Bylaws authorize the board of directors to create and issue a new class or series of preferred stock, provide for a classified board of directors, and include certain fair price provisions and super-majority voting requirements relating to business combinations, removal of directors and amendments to the Articles and Bylaws. These provisions in our Articles and Bylaws may limit the ability of individuals to bring matters before shareowner meetings, change the composition of the board of directors and pursue a merger, takeover, business combination or tender offer involving PPL Corporation, which, under certain circumstances, could encourage a potentially interested purchaser to negotiate with the board of directors rather than pursue a non-negotiated takeover attempt, including one which shareowners might favor, and could reduce the market value of our common stock.

Listing

      The outstanding shares of PPL Corporation common stock are, and the shares of PPL Corporation common stock issuable upon conversion of the notes offered hereby will be, listed on the New York and Philadelphia Stock Exchanges.

Transfer Agents and Registrars

      The Transfer Agents and Registrars for the PPL Corporation common stock are PPL Services Corporation and Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary discusses the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of PPL Corporation common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of PPL Corporation common stock held as capital assets. Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•	tax consequences to persons holding notes or shares of PPL Corporation common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•	tax consequences to holders of notes or shares of PPL Corporation common stock whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

      If a partnership holds our notes or shares of PPL Corporation common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of PPL Corporation common stock, you should consult your tax advisor.

      If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

      The following is a summary of the U.S. federal tax consequences that will apply to you if you are a U.S. holder of notes or shares of PPL Corporation common stock. Certain consequences to “non-U.S. holders” of notes and shares of PPL Corporation common stock are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Registration of Notes

      The registration of the notes will not constitute a taxable event to holders. Consequently, (i) no gain or loss will be recognized by a holder upon such registration, (ii) the holding period of the registered note will include the holding period of the unregistered note and (iii) the basis of the registered note will be the same as the basis of the unregistered note immediately before the registration of such note.

     Payments of Interest on the Notes

      Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Market Discount

      If you purchase a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and you are treated as having accrued on the note at the time of its payment or disposition.

      In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. In certain circumstances, you may elect, on a bond-by-bond basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the note, applies only to that note, and may not be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service (“IRS”). You should consult your own tax advisor before making either election described in this paragraph.

Amortizable Bond Premium

      If you purchase a note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than qualified stated interest, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

     Constructive Distributions

      The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in PPL Corporation’s assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code.

     Sale, Exchange, Purchase and Redemption of Notes

      You will generally recognize gain or loss upon the sale, exchange, purchase, redemption or other disposition of a note equal to the difference between the amount realized upon the sale, exchange, purchase, redemption or other disposition (less an amount equal to any accrued but unpaid interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. The amount realized includes the fair market value of any PPL Corporation common stock received. Your adjusted tax basis in a note will generally be equal to the amount you paid for the note increased by market discount that you previously included in income and reduced by any amortized premium. Except as described above, with respect to market discount, any gain or loss recognized on a disposition of the note will be capital gain or loss. Your holding period for any shares of PPL Corporation common stock received will begin on the day you acquire the shares. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Exchange of Notes for Shares of PPL Corporation Common Stock or Cash

      The receipt of shares of PPL Corporation common stock or cash upon conversion of the notes will generally be treated as a sale or exchange of the notes (see “—Sale, Exchange, Purchase and Redemption of Notes”). Accordingly, you will generally recognize gain or loss on the exchange of your notes into shares of PPL Corporation common stock or cash. The amount of gain or loss will be equal to the difference between your amount realized and your adjusted tax basis in the note. Your amount realized will include either (a) the fair market value of PPL Corporation common stock received plus any cash received in lieu of a fractional share or (b) the cash you receive. Your amount realized will not include an amount equal to any accrued but unpaid interest not previously included in income, which will be taxable as interest income. The tax basis of any shares received upon an exchange will equal the fair market value of such shares received at the time of the exchange. Your holding period for the shares of PPL Corporation common stock will begin on the day you acquire the shares.

      You should contact your tax advisors concerning the tax treatment on the ownership of shares of PPL Corporation common stock.

Consequences to Non-U.S. Holders

      The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of PPL Corporation common stock. The term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

      Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

     Payment of Interest

      The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on a note owned by a non-U.S. holder under the “portfolio interest rule,” provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable Treasury regulations. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

      If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed in the fifth bullet point above) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

     Dividends

      Any dividends paid to you with respect to the shares of PPL Corporation common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion generally, see “—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

      A non-U.S. holder of shares of PPL Corporation common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

      As more fully described under “Registration Rights,” upon the occurrence of certain enumerated events we may be required to pay additional amounts to you. Payments of such additional amounts may be subject to federal withholding.

Sale, Exchange, Conversion, Purchase, Redemption or Other Disposition of Notes or Shares of PPL Corporation

      Any gain realized upon the sale, exchange, conversion, purchase, redemption or other disposition of a note (other than gain representing accrued but unpaid interest, which will be treated as such) or share of PPL Corporation common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A

non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

      We have not determined whether we are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a “U.S. real property holding corporation,” for so long as our common stock is and continues to be regularly traded on an established securities market:

•	you will not be subject to U.S. federal income tax on the disposition of your notes if you hold or held (at any time during the shorter of the five-year period preceding the date of disposition or your holding period) less than or equal to (i) 5% of the fair market value of the total outstanding notes (only if the notes are regularly traded) and (ii) 5% of the total outstanding shares of our common stock; and

•	you will not be subject to U.S. federal income tax on the disposition of your shares of PPL Corporation common stock if you hold or held (at any time during the shorter of the five-year period preceding the date of disposition or your holding period) less than or equal to 5% of the total outstanding shares of our common stock.

U.S. Federal Estate Tax

      Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—Payment of Interest” without regard to the statement requirement described in the last bullet point. However, shares of PPL Corporation common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

      In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and you have provided the statement described above in the fifth bullet point under “—Consequences to Non-U.S. Holders—Payment of Interest.”

      You will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, unless the payor of the proceeds receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

      PPL Energy Supply and PPL Corporation are registering the notes and the PPL Corporation common stock issuable upon conversion of the notes covered by this prospectus to permit securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the notes and the PPL Corporation common stock issuable upon conversion of the notes offered by this prospectus.

      The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the shares of PPL Corporation common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the shares of PPL Corporation common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the PPL Corporation common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      In connection with the sale of the notes and the shares of PPL Corporation common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with the broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the PPL Corporation common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the PPL Corporation common stock short and deliver these securities to close out their short positions, or loans or pledge the notes or the shares of PPL Corporation common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the notes or shares of PPL Corporation common stock issuable upon conversion of the notes offered by them will be the purchase price of the notes or shares of PPL Corporation common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or shares of PPL Corporation common stock to be made directly or through agents.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes and the PPL Corporation common stock offered by them pursuant to this prospectus or may decide not to sell notes or the PPL Corporation common stock under this prospectus. In addition, any selling securityholders may transfer, devise or give the notes and the PPL Corporation common stock by other means not described in this prospectus. Any notes or PPL Corporation common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      PPL Corporation common stock is listed for trading on the New York and Philadelphia Stock Exchanges. We do not intend to list the notes on any national market or exchange. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. Therefore, we cannot assure you of the liquidity of the trading market for the notes.

      In order to comply with the securities laws of some states, if applicable, the notes and shares of PPL Corporation common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the PPL Corporation common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and PPL Corporation common stock issuable upon conversion of the notes may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      To the extent required, the specific notes or PPL Corporation common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      Under the registration rights agreement that has been filed as an exhibit to this registration statement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

•	the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder; and

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

      We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 30 days in any 3-month period (or 60 days in any 3-month period if a second notice is given) or 90 days in any 12-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of PPL Corporation common stock issuable upon conversion of the notes. We also agreed to pay additional amounts to certain securityholders of the notes and shares of PPL Corporation common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

      Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF THE SECURITIES

      Certain legal matters with respect to the validity of the notes and the offering of the notes and the common stock issuable upon conversion will be passed on for us by Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation. The validity of the notes and the common stock issuable upon conversion will be passed upon for PPL Corporation by Simpson Thacher & Bartlett LLP, New York, New York. In rendering their opinions, Simpson Thacher & Bartlett LLP will rely on the opinion of Mr. Salus as to matters involving the law of the Commonwealth of Pennsylvania.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Reports on Form 10-K of PPL Corporation and its subsidiaries and of PPL Energy Supply, LLC and its subsidiaries for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      PPL Corporation and PPL Energy Supply file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

      PPL Corporation’s Internet website is www.pplweb.com. On the Investor Center page of that website, PPL Corporation provides access to all SEC filings of PPL Corporation registrants free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, PPL Corporation registrants’ filings are available at the SEC’s website (www.sec.gov).

      PPL Corporation’s common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange (symbol: PPL), and reports, proxy statements and other information concerning PPL Corporation can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103. In addition, reports, proxy statements and other information concerning PPL Corporation can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179. PPL Corporation’s Internet site at www.pplweb.com contains information concerning PPL Corporation and its affiliates. The information at PPL Corporation’s Internet site is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

Incorporation by Reference

      We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about PPL Corporation and PPL Energy Supply.

SEC Filings (File Nos. 1-11459 and 333-74794)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Current Reports on Form 8-K	April 2, May 16, June 19, July 2 and July 10, 2003
PPL Corporation’s Registration Statement on Form 8-B	April 27, 1995

      We are also incorporating by reference additional documents that PPL Energy Supply and PPL Corporation file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this offering memorandum supplement and the termination of the offering of the notes.

      PPL Corporation and PPL Energy Supply will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

          PPL Corporation
          PPL Energy Supply
          Two North Ninth Street
          Allentown, Pennsylvania 18101-1179
          Attention: Investor Services Department
          Telephone: 1-800-345-3085